UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2021

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

5/F, Block A2, Northern District, CEA Building

36 Hongxiang 3rd Road, Minhang District

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F  ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes  ☒    No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date March 31, 2021	By	/s/ Wang Jian
Name: Wang Jian
Title: Company Secretary

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

OVERSEAS REGULATORY ANNOUNCEMENT RESOLUTIONS PASSED BY THE BOARD

This overseas regulatory announcement is made pursuant to Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The Company and all members of the Board warrant that the information set out in this announcement is true, accurate and complete, and accept joint responsibility for any false information or misleading statements contained in, or material omissions from, this announcement.

Pursuant to the articles of association (the “Articles”) of China Eastern Airlines Corporation Limited (the “Company”) and the rules for the meeting of the board of directors (the “Board”) of the Company and as convened by Mr. Liu Shaoyong, the chairman of the Company, the 2021 second regular meeting (the “Meeting”) of the ninth session of the Board was held in the CEA Building on 30 March 2021.

Mr. Liu Shaoyong, being the chairman of the Company, Mr. Li Yangmin, being the vice chairman of the Company, Mr. Tang Bing, being the director of the Company, Mr. Shao Ruiqing, Mr. Cai Hongping and Mr. Dong Xuebo, being the independent non-executive directors of the Company, and Mr. Jiang Jiang, being the employee representative director of the Company, were present at the Meeting.

Mr. Guo Lijun, being the chairman of the supervisory committee of the Company, Mr. Fang Zhaoya and Mr. Zhou Huaxin, being the supervisors of the Company, and some members of senior management of the Company attended the Meeting as non-voting delegates.

The directors of the Company (the “Directors”) present at the Meeting confirmed that they had received the notice and materials in respect of the Meeting before it was held.

The number of Directors present at the Meeting satisfied the quorum requirements under the Company Law of the People’s Republic of China and the Articles. As such, the Meeting was legally and validly convened and held.

The Meeting was chaired by Mr. Liu Shaoyong, the chairman of the Company. The Directors present at the Meeting considered and unanimously passed the following resolutions:

I.	Considered and approved the 2020 financial report of the Company, and decided to submit this resolution to the 2020 annual general meeting of the Company (the “AGM”) for consideration and approval.

II.	Considered and approved the 2020 profit distribution proposal of the Company.

1.	Agreed the Company not to distribute cash dividends in 2020 and not to convert capital reserve to share capital;

2.	Agreed to submit the 2020 profit distribution proposal of the Company to the AGM for consideration and approval in accordance with the decision-making procedures.

III.

Considered and approved the resolution regarding the appointment of the auditors for the financial reports of the Company and the internal control auditors of the Company for the year 2021, and decided to submit this resolution to the AGM for consideration and approval.

1.

Agreed to appoint PricewaterhouseCoopers Zhong Tian LLP as the auditors for the PRC (A shares) financial reports and US (ADR) financial reports of the Company and the internal control auditors of the Company for the year 2021;

2.	Agreed to appoint PricewaterhouseCoopers as the auditors for the international (H shares) financial reports of the Company for the year 2021;

3.	Agreed to the audit fees in a total amount of RMB12 million (value-added tax inclusive) for the financial reports and internal control.

For details, please refer to the announcement of the Company dated 30 March 2021 published on China Securities Journal, Shanghai Securities News, Securities Daily and the website of the Shanghai Stock Exchange (www.sse.com.cn).

IV.

Considered and approved the resolution regarding the general mandate for the issuance of bonds of the Company, and decided to submit this resolution to the AGM for consideration and approval (please refer to Appendix 1 for the details of the general mandate for the issuance of bonds of the Company).

V.	Considered and approved the 2020 evaluation report of internal control of the Company.

Please refer to the website of the Shanghai Stock Exchange (www.sse.com.cn) for the full text of the 2020 evaluation report of internal control of the Company.

VI.	Considered and approved the 2020 corporate social responsibility report of the Company.

Please refer to the website of the Shanghai Stock Exchange (www.sse.com.cn) for the full text of the 2020 corporate social responsibility report of the Company.

VII.	Considered and approved the 2020 annual report of the Company.

1.

Agreed the Company to disclose online the full text and summary of the 2020 annual report (A shares) and the 2020 results announcement (H shares) of the Company, along with the 2020 financial reports of the Company considered and approved in resolution no. I above in Shanghai and Hong Kong on 30 March 2021 simultaneously;

2.	Agreed to submit the 2020 annual work report of the Board to the AGM for consideration and approval.

For details of the 2020 annual work report of the Board, please refer to “Discussion and Analysis on Operations” in section four and “Performance of the Board and Special Committees” in parts three and four under “Corporate Governance” in section eight of the 2020 annual report of the Company;

3.	Agreed to the remuneration plan for the Directors, supervisors and members of senior management who received remuneration from the Company in 2020;

4.

Agreed to authorise the chairman and/or vice chairman of the Company to sign the 2020 H shares annual report of the Company, and sign the Form 20-F annual report of the Company and submit it to the SEC by the end of April 2021.

Please refer to the website of the Shanghai Stock Exchange (www.sse.com.cn) for the full text of the 2020 annual report of the Company.

VIII.

Considered and approved the resolution regarding the general mandate for the issuance of shares of the Company, and decided to submit this resolution to the AGM for consideration and approval (please refer to Appendix 2 for the details of the general mandate for the issuance of shares of the Company).

IX.	Considered and approved the resolution regarding the convening of the AGM.

Agreed the Company to convene the AGM and authorised the chairman of the Company to publish the notice of the AGM.

By order of the Board

CHINA EASTERN AIRLINES CORPORATION LIMITED

Wang Jian

Company Secretary

Shanghai, the People’s Republic of China

30 March 2021

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Li Yangmin (Vice Chairman, President), Tang Bing (Director), Shao Ruiqing (Independent non-executive Director), Cai Hongping (Independent non-executive Director), Dong Xuebo (Independent non-executive Director) and Jiang Jiang (Employee Representative Director).

Appendix 1

EXPLANATION OF THE RESOLUTION ON THE GRANT OF A GENERAL MANDATE

TO THE BOARD TO ISSUE BONDS OF THE COMPANY

TO BE SUBMITTED TO THE GENERAL MEETING

Details of the general mandate to be granted to the Board to issue bonds of the Company, which is to be submitted to the general meeting for consideration, are as follows:

Agreed the Board to issue debt financing instruments in one or multiple tranches within the limits of bonds issuable under the requirements of applicable laws, upon obtaining general and unconditional mandate from the general meeting:

1.

Type of debt financing instruments: debt financing instruments include but not limited to corporate bonds, super short-term commercial papers, short-term commercial papers, medium term notes, bonds denominated in offshore Renminbi or US Dollars or other currencies, asset-backed securities, enterprise bonds, perpetual bonds or other onshore and offshore debt financing instruments issuable upon approval by or filing with the China Securities Regulatory Commission, Securities Association of China and other relevant authorities in accordance with relevant regulations. However, bonds issued and/or debt financing instruments adopted under this mandate shall not include bonds that are convertible to shares of the Company.

2.	Issuer: the Company and/or its wholly-owned or controlled subsidiaries. The actual issuer shall be determined by the Board according to the needs of issuance.

3.

Issuance size: the amount of debt financing instruments permitted to be issued under this mandate shall fall within the outstanding balance available for issuance of such type of instruments under the requirements of applicable laws. The actual issuance size shall be determined by the Board according to funding requirements and market conditions.

4.

Term and type: save for perpetual bonds, not more than 15 years and may have single or multiple maturities. The actual term and issuance size of each type of the debt financing instruments shall be determined by the Board according to relevant requirements and market conditions.

5.

Use of proceeds: the proceeds raised from the issuance are expected to be used in ways which are in accordance with the requirements of laws and regulations, such as to fund the production and operation needs of the Company, to adjust the debt structure, to supplement working capital and/or to make project investment. The actual use of proceeds shall be determined by the Board according to funding requirements.

6.	Effective period of the mandate: one year from the date of approving this resolution at the general meeting of the Company.

Where the Board and/or its authorised representatives have, during the effective period of the mandate, decided the issuance, and provided that the Company has also, during the effective period of the mandate, obtained the approval or permission from or registration with regulatory authorities on the issuance, the Company may, during the effective period of such approval, permission or registration, complete the issuance.

7.

Guarantees and other arrangements: the guarantees and other credit enhancement arrangements shall be determined based on the features of the onshore and offshore debt financing instruments and the issuance needs in accordance with the laws.

8.

Target subscribers and arrangements on placement to shareholders of the Company: the target subscribers shall be the investors who meet the conditions for subscription in accordance with the requirements of laws and regulations. The specific target subscribers shall be determined in accordance with relevant laws, the market conditions and other specific matters related to the issuance.

9.	Authorisation to the Board

The Board proposes to the general meeting to grant the general and unconditional mandate to the Board for the following purposes, after taking into account of the specific requirements of the Company and other market conditions:

(1)

to confirm the issuer, type, actual type, actual terms and conditions and other matters in relation to the issuance, including but not limited to the actual issuance size, actual aggregate amount, currency, issuance price, interest rate or methods of determining interest rate, issuance place, timing of issuance, term, whether to issue on multi-tranche issuances, number of tranches of issuance, whether to incorporate terms of repurchase or redemption, rating arrangement, guarantees and other arrangements, term of repayment of principal and payment of interest, use of proceeds and underwriting arrangement, etc.

(2)

to undertake actions and procedures necessary and ancillary to each, including but not limited to the engagement of intermediary agencies to deal with procedures such as applying approval from, registering and filing with relevant regulatory authorities relating to the issuance on behalf of the Company, sign all legal documents necessary and relating to the issuance, and handle other matters such as, repayment of principal and payment of interest during the duration and trading and circulation.

(3)	to approve, confirm and ratify the aforementioned actions and procedures given the Company has taken any of the actions and procedures in respect of any issuance.

(4)

to make relevant adjustments to relevant matters relating to actual proposal for issuance within the scope of the mandate granted to the Board according to the advice of regulatory authorities or the then prevailing market conditions in the event of changes in the issue policy of regulatory authorities or market conditions, unless re-approval at the general meeting of the Company is otherwise required pursuant to the relevant laws, regulations and the Articles.

(5)	to decide and deal with relevant matters relating to the listing of issued debt financing instruments upon the completion of issuance.

(6)

to approve, sign and dispatch announcements and circulars relating to the issuance to disclose relevant information according to the applicable regulatory rules at the places of listing of the Company.

(7)	to adjust the currency structure and interest rate structure of bonds within the duration of the bonds according to market conditions.

(8)	to assign the aforementioned mandate to other candidates whom the Board finds appropriate.

Appendix 2

EXPLANATION OF THE RESOLUTION ON THE GRANT OF A GENERAL MANDATE

TO THE BOARD TO ISSUE SHARES TO BE SUBMITTED

TO THE GENERAL MEETING

Details of the general mandate to be granted to the Board to issue shares, which is to be submitted to the general meeting for consideration, are as follows:

(a)

Under the premise of the following conditions, the Board is granted unconditional and general mandate and is agreed to further authorise the management of the Company to deal with, at its sole discretion, relevant matters in connection with the issuance of shares of the Company during the relevant period (as defined below), in accordance with the Company’s specific needs, other market conditions and the conditions below:

(i)

The Board approves the Company to, either separately or concurrently, issue, allot and deal with, or conditionally or unconditionally agree to, either separately or concurrently, issue, allot or deal with the domestic shares (“A shares”) and overseas-listed foreign shares (“H shares”) of the Company (including corporate bonds convertible into shares) for not more than 20% of the A shares and H shares of the Company at the date of this resolution being considered and approved at the general meeting, respectively; and approves the Company to determine the number of A shares and/or H shares to be issued, allotted or dealt with within such limit, under the premise of item (iii) of this article;

(ii)

The Board formulates and implements specific issuance plans, including but not limited to the class of new shares to be issued, the pricing methods and/or the issuance price (including the price range), number of shares to be issued, target subscribers, use of proceeds, etc., determines the timing of issuance, period of issuance and whether to place to existing shareholders;

(iii)

The Board approves, signs, amends and performs or facilitates to sign, perform and amend all documents, indentures and matters it finds related to any issuance, allotment or dealing of A shares and/or H shares pursuant to the exercise of the aforementioned general mandate; and

(iv)

The Board only exercises the aforementioned power pursuant to the Company Law of the People’s Republic of China (as amended from time to time) and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited or all applicable laws, regulations and rules of any other government or regulatory authorities. The Company can complete the issuance only after obtaining approvals from the China Securities Regulatory Commission and/or any other relevant Chinese government authorities.

(b)

In respect of this special resolution, the general mandate shall not exceed the relevant period. Yet, if the Board has resolved to issue during the relevant period, the Company can complete the issuance under such mandate upon the completion of approval from relevant Chinese government authorities. “Relevant period” refers to the date from the passing of this special resolution to the following dates, whichever is earlier:

(i)	from the date when this special resolution is passed until the conclusion of the next annual general meeting of the Company;

(ii)	from the date when this special resolution is passed until the expiry of 12 months since then; and

(iii)	the date of the passing of the special resolution by the shareholders of the Company at the general meeting revoking or varying the general mandate given to the Board by this resolution.

(c)

Decision is made to authorise the Board to increase the registered capital of the Company under the premise of separate or concurrent issuance of shares in paragraph (a) of this special resolution, to show that the Company is authorised to issue shares under paragraph (a) of this special resolution. Decision is also made to authorise the Board to amend the Articles it finds appropriate and necessary, to show the increase in the registered capital of the Company; and to undertake other necessary actions and necessary procedures to achieve the separate or concurrent issuance of shares under paragraph (a) of this special resolution and the increase in the registered capital of the Company.